

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 1, 2023

Wallace Lee
Chief Financial Officer
Bon Natural Life Limited
25F, Rongcheng Yungu
Keji 3rd Road
Xi'an Hi-Tech Zone
Xi'an, China

> **Re: Bon Natural Life Limited**
> **Form 20-F for the Fiscal Year Ended September 30, 2022**
> **Filed February 10, 2023**
> **File No. 001-40517**

Dear Wallace Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2022

Part I, Item 3. Key Information, page 2

1. At the onset of Part I, Item 3 disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. Please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely

hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

3.   Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Disclose that the HFCAA timeline for a potential trading prohibition was shortened from three years to two years, as part of the "Consolidated Appropriations Act, 2023," signed into law on December 29, 2022. Also, revise your risk factor disclosure on page 17 to explain the shortened timeframe.

4.   Please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

5.   Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Item 3. Key Information, D. Risk Factors, page 3

6.   At the onset of your risk factor discussion, please add a risk factor that addresses your corporate structure and being based in or having the majority of the company's operations in China. Discuss the risks it poses to investors. In particular, describe the significant

regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

Item 15. Controls and Procedures
A. Disclosure Controls and Procedures , page 102

7.   Item 15(a) of Form 20-F requires you to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. Please note that disclosure controls and procedures and internal control over financial reporting require two separate and distinct assessments and conclusions. Please amend the filing to include management's assessment of the effectiveness of disclosure controls and procedures as of September 30, 2022 as required by Item 15(a) of Form 20-F.

B. Management's Annual Report on Internal Control Over Financial Reporting, page 102

8.   You state this annual report does not include a report of management's assessment regarding internal control over financial reporting due to the transition period established by rules of the SEC for newly public companies. However, we note that you filed an annual report on Form 20-F for the year ended September 30, 2021 pursuant to Section 13(a) or 15(d) of the Exchange Act. Please amend your filing to include management's report on internal control over financial reporting for the year ended September 30, 2022. Refer to Item 15(b) and Instruction 1 to Item 15 of Form 20-F.

Exhibits

9.   Your certifications filed as Exhibit 31.1 and 31.2 appear to include modifications from the standard language, including paragraph 4(d). In the amended filing and other future filings, please revise these certifications to include the exact language as provided in Exhibit Instruction 12 to Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Tara Harkins, Reviewing Accountant at (202) 551-3639 if you have questions regarding comments on the financial statements and related matters. Please contact Arzhang Navai at (202) 551-4676 or Joe McCann, Legal Branch Chief, at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences